SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 10-KSB
 (Mark one)

|X| Annual report under section 13 or 15(d) of the
Securities Exchange Act of 1934
For the fiscal year ended May 31, 2007

OR

| | Transition report under section 13 or 15(d) of the
Securities Exchange Act of 1934
For the transition Period from June 1, 2006 to May 31, 2007

Commission file number 001-51554

ASAP SHOW, INC.
 (Name of small business issuer in its charter)

           Nevada                                      20-2934409
 -------------------------------          ------------------------------------
 (State or other jurisdiction of          (I.R.S. Employer Identification No.)
  incorporation or organization)

  9436 Jacob Lane ~~4349 Baldwin Avenue, Suite A, El Monte~~        Rosemead, ~~,~~   California               91731
 --------------------------------------------------             ---------
     (Address of principal executive offices)                   (Zip Code)

                Registrant's telephone number: (626) 636-2530

Securities registered under Section 12(b) of the Act:   None
                                                       ------------------------

Securities registered under Section 12(g) of the Act: Common Stock, $0.001
(Title of class)

Name of exchange on which registered: None

Check whether the Issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and
(2) has been subject to such filing requirements for the past 90 days. Yes {X} No { }

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. |X|

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes { } No {X}

Registrant's net revenue for its most recent fiscal year: $1,603,573.

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant on August 27, 2007, computed by reference to the closing price of that date, was $ 957,162 ~~545,507~~ , assuming solely for purposes of this calculation that all directors and executive officers of the issuer are "affiliates." This determination of affiliate status is not necessarily a conclusive determination for other purposes.

On August 27, 2007, the registrant had 8,701,480 shares of Common Stock outstanding, $0.001 par value.

TRANSITIONAL SMALL BUSINESS DISCLOSURE FORMAT: Yes | | No |X|

ASAP SHOW, INC.

INDEX

PART I                                                                      Page

PART II

Item 8   Changes In and Disagreements with Accountants on Accounting and
        Financial Disclosure.................................................17
Item 8A  Controls and Procedures..............................................17
Item 8B  Other Information....................................................17

PART III
Item 9   Directors, Executive Officers, Promoters and Control Persons;
        Compliance With Section 16(a) of the Exchange Act....................17
Item 10  Executive Compensation...............................................19
Item 11  Security Ownership of Certain Beneficial Owners and Management and

2

PART I

FORWARD-LOOKING STATEMENTS

Except for the historical information presented in this document, the matters discussed in this Form 10-KSB, and specifically in the sections entitled "Description of Business" and "Management's Discussion and Analysis or Plan of Operations," or otherwise incorporated by reference into this document contain "forward-looking statements" (as such term is defined in the Private Securities Litigation Reform Act of 1995). These statements can be identified by the use of forward-looking terminology such as "believes," "plans," "expects," "may," "will," "should," or "anticipates" or the negative thereof or any other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. The safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, apply to forward-looking statements made by the Company, as defined below. These forward-looking statements involve risks and uncertainties, including those statements incorporated by reference into this Form 10-KSB. The actual results that the Company achieves may differ materially from any forward-looking projections due to such risks and uncertainties. The following are some of the factors that could cause actual results to differ materially from those reflected in any forward looking statement made by or on behalf of the Company: domestic and foreign government regulations, an early-stage company with a limited operating history, unproved profit potential of the business model, intense competition from many entities, dependent on many foreign alliances, market acceptance of the services provided, maintaining relationships with key apparel retailers / buyers, and the ability to create additional relationships and regulatory factors beyond the Company's control. These forward-looking statements are based on current expectations, and the Company assumes no obligation to update this information. Readers are urged to carefully review and consider the various disclosures made by the Company in this Form 10-KSB and in the Company's other reports filed with the Securities and Exchange Commission ("SEC") that attempt to advise interested parties of the risks and factors that may affect the Company's business.

ITEM 1. DESCRIPTION OF BUSINESS

ASAP Show, Inc. ("ASAP" or the "Company") was incorporated in December 2004 under the laws of the State of Nevada. The Company is operating the business of organizing trade-shows and innovative means of financing international trade. The company is initially targeting the apparel industry.

OVERVIEW OF ASAP SHOW SERVICES

TRADE SHOWS

•

ASAP GLOBAL SOURCING SHOW - a trade show for U.S. buyers to meet hundreds of overseas ready-made garment manufacturers - is held twice a year in Las Vegas. Trade show revenue is generated primarily from booth sales. There are many other ancillary revenues such as seminar fees, advertisements, trade show decoration, material rentals, etc. Currently, management allocates all resources and manpower to develop the tradeshows mentioned above.

•

ASAP BUYING TRIP -It was the first buying tour of its kind designed for United States and European Union buyers prepared to place production orders, license their brands, understand China's distribution channels, find joint venture possibilities and relocate United States textile plants to China. Participation from the United States and European Union included such prominent names such as Fruit of the Loom, Warnaco, Salvatore Ferragamo and Marks & Spencer among others. The Company has ~~arranged  7~~ arranged 7 buying trips to China till date and a buying trip to Pakistan and Bangladesh in November 2005.

•

FASHION INTERNATIONAL TRADE SHOW (“FITS”) - FITS is the only Licensing Trade show held in China, committed to launch international fashion, accessory and footwear brands into China - the fastest growing consumer market in the world. FITS provides the most cost effective way and "first entry" advantage by finding an experienced partner to act as a Master Licensee to overcome the complexity of the Chinese distribution system.

~~GLOBAL FINANCIAL PLATFORM ("GFP")~~

~~Letters of credit have historically been the predominant means of payment for international trading.~~

~~ASAP's patent pending GFP provides a framework for obtaining non-recourse financing of merchandise shipments to pre-approved buyers in the United States, without the need for letters of credit. Through ASAP's GFP, the US Factor Company ("FACTOR"), the overseas bank and ASAP, each play an integral role. First, FACTOR guarantees the credit worthiness of the U.S. buyers. Second, the overseas bank provides working capital financing and acts as the conduit for foreign manufacturers to receive payment. Consequently, U.S. buyers can purchase overseas merchandise just as they purchase domestic goods, with open terms and without the need to open letters of credit. The application for the patent was filed in 2001. Due to the U. S. Patent Office's workload, the Company has not received any response to the filing. Therefore, the Company cannot predict when or if this patent will be granted.~~

INTERNATIONAL BRAND MANAGEMENT CONSULTANTS CORP (“IBMC”)

 ASAP show will invest 50% of IBMC, a Corporation incorporated in Nevada on June 11, 2007, a new venture to open franchise chain stores in China for its Licensed International Brands.

EMPLOYEES

As of May 31, 2007, the Company employed 16 full-time employees classified as follows: 2 full-time executive officers; 1 full-time administrative personnel; 5 full-time staff stationed in USA, 1 in India, 1 in Hong Kong and 9 in China. The Company believes that relations with its employees are good.

COMPETITORS

There are numerous fashion, apparel, textile and accessories/supplies trade shows in the U.S. each year. Some of these shows are well established and have been held for years.

The primary competitors of ASAP are as follows:

1 MAGIC - MAGIC, the Men's Apparel Guild in California was founded in 1933. Due to enormous growth, the show relocated from Los Angeles to Las Vegas in 1989. Today, MAGIC International is the world's largest and most widely recognized organizer of the fashion industry trade shows. MAGIC encompasses every facet of fashion. MAGIC announced its Sourcing Zone and FABRIC@MAGIC show in 2003, which is the direct competition of ASAP.

2 Material World at New York Javits Center and Miami Convention Center – Material World established for fabric and trim show in North America. Even though Material World is held in different cities and focus on fabrics and trim, but they are trying to enter apparel sourcing trade show sector.

3 SOURCES trade show - Now in its third year, SOURCES has exhibitors that are non-U.S. based manufacturers of gifts, home and decorative accessories, and handcrafted products that comes the U.S. to do business with wholesalers, importers, distributors, catalog and mail order, and direct volume purchasers.

Although the competitors detailed in the preceding paragraphs may offer similar services to ASAP, ASAP believe that no other company has its range of services, approach to serving the industry or such an experienced management team with years of experience within the apparel industry. ASAP is focused on providing a complete merchandise sourcing solution by providing educational seminars, matchmaking sessions, dedicated country managers and other unique services that interlock each other and are focused on serving buyers' /exhibitors' international sourcing and transaction needs.

RISK FACTORS

The following risk factors include, among other things, cautionary statements with respect to certain forward-looking statements, including statements of certain risks and uncertainties that could cause actual results to vary materially from the future results referred to in such forward-looking statements.

WE ARE SUBJECT TO UNITED STATES GOVERNMENT REGULATIONS WHICH COULD ADVERSELY AFFECT THE COMPANY'S BUSINESS.

The Company's primary source of income is from overseas apparel exporters who are willing to exhibit at its trade shows and participate in buying trips. Apparel imports into the United States are heavily regulated by the United States government. If the United States government imposes higher tariffs, increases quotas or imposes limitations on quantities of imports, it will adversely affect the Company's business. Fewer foreign apparel exporters will participate in the Company's events if they are limited in exporting to the United States.

WE ARE SUBJECT TO FOREIGN GOVERNMENT REGULATIONS WHICH COULD ADVERSELY AFFECT THE COMPANY'S BUSINESS.

The Company's primary source of income is from overseas apparel exporters who are willing to exhibit at its trade shows and participate in buying trips. Foreign governments may advise their exporters to sell merchandise to countries other than the United States to balance their export concentration. Such policies could adversely affect the Company's trade show exhibitor revenue because foreign exporters will promote their business by following their own government's policies and incentives.

THE WORLD TRADE ORGANIZATION'S BILATERAL AGREEMENTS COULD ADVERSELY AFFECT THE COMPANY'S BUSINESS.

Apparel imports are governed by the World Trade Organization's ("WTO") bilateral agreements between the U. S. and each other country. For example, even though China is a WTO member, the U. S. can elect, based upon safeguards/market disruptions, to limit the export quantities to the U. S. Management found that because of China's limitations of exports to the U. S., fewer Chinese manufacturers are willing to exhibit in U. S. trade shows. For example, when China officially became a member of WTO on January 1, 2005, the Company's trade show in Las Vegas in February 2005 had 35 exhibitors from China. The Chinese exporters believed that their exports to the United States would be free of quota limitations. However when the United States imposed the safeguards/market disruption quotas in early 2005, the number of Chinese exhibitors at the August 2005 trade show declined to 20. However, attendance for the February 2006 trade show increased to a number of exhibitors that was consistent with the February 2005 trade show.

The Company estimates that 30% of its total revenue in 2008 will be from China.

WE EXPECT TO DEPEND ON REVENUE FROM UNPROVEN ASAP TRADE SHOWS, AND GLOBAL FINANCIAL PLATFORM WHICH MAKES OUR REVENUE POTENTIAL UNCERTAIN.

ASAP expects to depend primarily on revenue from trade shows and GFP. The trade shows have generated revenue in the past. Growth in trade shows depends upon venue availability, continued willingness of manufacturers to pay to exhibit and buyers’ willingness to attend

There is no assurance that venues will be available in Las Vegas or that exhibitors will continue to pay fees or that attendees will continue to find it worthwhile to attend. Therefore there is no guarantee that the trade shows will continue to generate revenue or that revenue will meet management's expectations. The GFP is in its development stages. Therefore there is no significant revenue generated from these services. Currently the Company does not anticipate revenue in the near future from the GFP. The Company's primary source of funds will be trade show revenue and the $1,200,000 line of credit provided by Mr. Yuan and certain members of his family.

WE FACE INTENSE COMPETITION FROM MANY ENTITIES.

The trade show marketplace is highly competitive. The barrier to entry is not significant. We have identified and continue to identify numerous companies that are better funded, have more experience and more significant resources that have entered or are planning to enter the trade show business. Should these companies decide to enter our specific market, there is no guarantee that we will be able to compete with them effectively.

WE ARE DEPENDENT ON FOREIGN GOVERNMENTS SUBSIDIZING THEIR EXPORTERS' EXHIBITION FEES.

The Company heavily relies on foreign alliances with manufacturers and their governments' willingness to subsidize their exporters’ exhibit fees for the trade shows. If a foreign government decides to drop the financial support of its exporters at the trade shows, this will have an immediate negative on the Company's trade show revenue. For example, Macau has been supporting its exporters at the Company's trade shows. If for any reason, the Macau government decides to not pay for its exporters to exhibit, it will be very hard for the exporters to pay on their own.

WE ARE DEPENDENT ON MARKET DEMAND FOR AN ACCEPTANCE OF OUR SERVICE WHICH IF DOES NOT EXIST WOULD HAVE A NEGATIVE IMPACT ON OUR BUSINESS.

Much of ASAP's success is dependent upon aggregating a critical mass of subscribing overseas manufacturers and trade show attendees and establishing and maintaining strong relationships with clients. If market demand and acceptance for our services is not in line with ASAP's expectations, it is likely that ASAP's revenue will not meet our expectations.

WE ARE DEPENDENT ON RELATIONSHIPS WITH KEY APPAREL RETAILERS / BUYERS, AND THE ABILITY TO CREATE MORE SUCH RELATIONSHIPS, THE LOSS OF ANY OF WHICH COULD HAVE A NEGATIVE IMPACT ON OUR BUSINESS.

Our business model is retailer/buyer -centric. Successful implementation of it is predicated on our ability to create and nurture strong relationships with retailers/buyers. If we are unable to maintain existing relationships, our revenue profitably will not meet our expectations. Although ASAP believes it can create and maintain the necessary relationships, there is no guarantee that it will.

WE DEPEND ON THE RELIABILITY OF OUR SERVICES.

As a member of the service industry, ASAP is dependent upon the reliability of its trade show, software and hardware. There is no guarantee that ASAP will be able to provide reliable services. Even though the Company's trade show is a unique sourcing show with niche services such as matchmaking and educational seminars, there is no guarantee that other trade shows such as MAGIC will not copy or follow the Company's unique services. If a competitor starts to copy our unique services, which is possible, management believes that it will face more intense competition than before.

WE DEPEND UPON KEY MEMBERS OF MANAGEMENT, THE LOSS OF ANY OF WHOM WOULD NEGATIVELY IMPACT OUR BUSINESS.

The implementation of our business plan relies on key members of the management team and sales, marketing, and finance personnel. There is no guarantee that these employees will continue to work for ASAP. In addition, there is no guarantee that ASAP will be able to replace these employees with personnel of similar caliber should they not be able to work, or decide not to work for ASAP.

THE COMPANY'S SECURITIES ARE SUBJECT TO THE "PENNY STOCK" RULES OF THE SEC WHICH MAY AFFECT THE MARKET FOR THE SECURITIES.

The Company's securities are subject to the Securities and Exchange Commission's "penny stock" rules. The penny stock rules may affect the ability of owners of the Company's shares to sell them. There may be a limited market for penny stocks due to the regulatory burdens on broker-dealers. The market among dealers may not be active. The mark-ups or commissions charged by the broker-dealers might be greater than any profit an investor may make. Because of large spreads that market makers quote, investors may be unable to sell the stock immediately back to the dealer at the same price the dealer sold the stock to the investor. The Company's securities are also subject to the Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers that sell such securities to other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investor" means, in general terms, institutions with assets exceeding $5,000,000 or individuals having net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of purchasers of the Company's securities to buy or sell in any market.

WE HAVE AN ACCUMULATED DEFICIT OF $15,900,838 AS OF MAY 31, 2007 AND HAVE RECEIVED AN OPINION FROM OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REGARDING OUR ABILITY TO CONTINUE AS A GOING CONCERN, AND WE MAY NEVER ACHIEVE PROFITABILITY .

We have history of operating losses, including a net loss of $586,702 in 2007. As of May 31, 2007, we had an accumulated deficit of $15,900,838. These losses have resulted principally from expenses incurred for selling, general and administrative, payroll and interest. We have not been profitable since inception and we do not expect to be profitable in the near future. No assurances can be given as to whether we will ever be profitable.

Our independent registered public accounting firm has added an explanatory paragraph to their report of independent registered public accounting firm issued in connection with the financial statements for the year ended May 31, 2007 relative to the substantial doubt about our ability to continue as a going concern. Our ability to obtain additional funding will determine our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty.

INTELLECTUAL PROPERTY PROTECTION

ASAP has one patent pending that pertains to business processes: Global Financial Platform. ASAP's GFP eliminates the need for letters of credit by allowing overseas suppliers to ship merchandise to pre-approved retailers/buyers in the United States. ASAP pioneered this process by establishing the first tri-party agreement with US Factor Company and Foreign Bank. In essence, it is the first workable international factoring mechanism. Overseas suppliers, U.S. retailers/buyers, international banks and US Factor Company are linked to ASAP's GFP. Through this arrangement, each of the tri-party participants plays an integral role. First, US Factor Company guarantees the credit worthiness of the U.S. retailers/buyers. Secondly, Foreign Bank provides cash advances up to 80% and acts as the conduit for foreign suppliers to receive payment. Through ASAP's GFP, U.S. retailers/buyers can purchase overseas merchandise, just as they purchase domestic merchandise, with open terms and without the need to open letters of credit. Overseas suppliers ship merchandise to pre-approved retailers without payment risk and receive up to 80% cash advance when they ship the merchandise.

In addition, ASAP has trademarked the following trade names: ASAP Global Sourcing Show(TM), DEPS(TM); FOCASTING(TM); and Internet Sourcing Network(TM).

ITEM 2. DESCRIPTION OF PROPERTY

The Company leases its corporate headquarters located at 9643 Jacob Lane, Rosemead, California 91770. Its telephone number is (626) 297-1800. The lease agreement is entered with its CEO Frank Yuan, an arm length transaction, commenced on July 1, 2007, and is a month to month lease. ASAP currently leases approximately 2,500 square feet at an average monthly rent of approximately $3,500.

ITEM 3. LEGAL PROCEEDINGS

NONE

~~The Company filed a lawsuit against Maureen Storch ("Storch"), Katherine Li ("Li"), Cherry Wang ("Wang") and Global Nexus, Inc., a California Corporation ("Global"), (collectively the four defendants referred to as "Defendants") in the Superior Court of the State of California, County of Los Angeles on February 23, 2006. The claims by the Company against Storch, Li, Wang and Global arose out of certain activities undertaken by them as consultants or employees of the Company. The Company alleges, among other things, that Defendants failed to fulfill their contractual obligations and breached their fiduciary duties to the Company for a number of reasons, including by breach of contract, interference with contract, interference with prospective economic advantage, unfair competition and misappropriation of trade secrets. The Company seeks compensatory damages and injunctive relief.~~

~~Mediation was conducted per court order on August 15, 2006. As a result, a global settlement was reached on the same date. In essence, the defendant, Global, agreed to pay certain dollar amount per booth sold till the settlement total amount is reached. If Global fails to pay amounts earned by the Company, Maureen Storch and Katherine Li will be personally liable for such payment. Pursuant to the Settlement Agreement, the entire action (complaint and cross-complaint) was dismissed with prejudice on September 25, 2006.~~

~~On March 7, 2006, a complaint was filed against Cyber Merchants Exchange Inc. (“C-Me”) in a Chapter 7 bankruptcy proceeding in U.S. Bankruptcy Court in the District of Delaware in the matter captioned In Re: Factory 2-U Stores, Inc. The complaint seeks to recover from C-ME $91,572 in alleged preferential transfers made to C-ME by the debtor during the ninety-day period prior to the filing of the debtor's bankruptcy petition. C-ME intends to defend against such preference claim by asserting that such transfers were made in the ordinary course of business and such other available defenses.~~

~~To the extent C-ME incurs any losses, costs or damages with respect to the preference claim, including attorneys' fees and related costs, the C-ME believes it may recover such losses, costs and damages from Frank Yuan and the Company pursuant to the indemnification provisions under the Transfer Agreement, which C-Me transferred all of its assets and liabilities to the Company. C-ME has informed Frank Yuan and the Company that it intends to seek indemnification from them with respect to the preference claim. Further, C-ME has informed Frank Yuan and the Company that the $50,000 reserve originally due to be paid March 28, 2006 under the terms of the Transfer Agreement will be retained by C-ME until this preference claim is resolved to satisfy any potential indemnity claims.~~

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

NONE

PART II

ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's common stock began trading on the NASDAQ Over-the-Counter Bulletin Board ("OTC-BB") May 24, 2006 under the symbol "ASHI" As of August 27, 2007, there has been limited trading volume. See more disclosure at “subsequent event”

HOLDERS OF RECORD

On August 27, 2007, the Company's issued and outstanding common stock totaled 8,701,480 shares, held by approximately 190 shareholders of record and by indeterminate number of additional shareholders through nominee or street name accounts with brokers.

DIVIDENDS

The Company has not paid dividends in prior years and has no plans to pay dividends in the near future. The Company intends to reinvest its earnings on the continued development and operation of its business. Any payment of dividends would depend upon the Company's pattern of growth, profitability, financial condition, and such other factors, as the Board of Directors may deem relevant.

PENNY STOCK

The Company's securities are subject to the Securities and Exchange Commission's "penny stock" rules. The penny stock rules may affect the ability of owners of the Company's shares to sell them. There may be a limited market for penny stocks due to the regulatory burdens on broker-dealers. The market among dealers may not be active. Investments in penny stocks often are unable to sell stock back to the dealer that sold them the stock. The mark-ups or commissions charged by the broker-dealers might be greater than any profit an investor may make. Because of large spreads that market makers quote, investors may be unable to sell the stock immediately back to the dealer at the same price the dealer sold the stock to the investor.

The Company's securities are also subject to the Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers that sell such securities to other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investor" means, in general terms, institutions with assets exceeding $5,000,000 or individuals having net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of purchasers of the Company's securities to buy or sell in any market.

SUBSEQUENT EVENT

On August 13, 2007 ASAP Show, Inc. (“ASAP Show”) acquired the outstanding capital stock of Sino-American Petroleum Group, Inc., a Delaware corporation (“Sino-American Petroleum”).  Sino-American Petroleum is a holding company that owns all of the registered capital of Tongliao Yili Asphalt Co. (“Yili Asphalt”), a corporation organized under the laws of The People’s Republic of China.  Yili Asphalt is engaged in the business of refining heavy oil into asphalt, fuel oil and lubricants.  All of Yili Asphalt’s business is currently in China.

In connection with the closing of the acquisition (the “Merger”) on August 13, 2007, the following took place:

ASAP Show issued to the shareholders of Sino-American Petroleum 200,000 shares of Series A Preferred Stock, which will be convertible into 569,348,000 shares of common stock after the distribution of the ASAP Holdings shares discussed below.

All of the members of the Board of Directors of ASAP Show other than Frank Yuan resigned.

Frank Yuan elected Chunshi Li, the Chairman of Yili Asphalt, to serve as a member of the Board, and they together elected Chunshi Li to serve as the Chief Executive Officer and Chief Financial Officer of ASAP Show.

Huakang Zhou, Xiaojin Wang and Xiao Hu purchased 100,000 shares of Series A Preferred Stock for $600,000.  The 100,000 shares will be convertible into 284,674 shares of common stock after the distribution of the ASAP Holdings shares discussed below.  The three purchasers assigned their interest in most of the Series A Preferred shares to other individuals, none of whom acquired sufficient shares to be a controlling shareholder of ASAP Show.

Prior to the Merger, ASAP Show assigned all of its pre-Merger business and assets to ASAP Holdings, Inc., its wholly-owned subsidiary, and ASAP Holdings assumed responsibility for all of the liabilities of ASAP Show that existed prior to the Merger.  At the same time, ASAP Show entered into a management agreement with Frank Yuan, its previous CEO, and ASAP Holdings.  The management agreement provides that Mr. Yuan will manage ASAP Holdings within his discretion, provided that his actions or inactions do not threaten material injury to ASAP Show.  The management agreement further provides that Mr. Yuan will cause ASAP Holdings to file a registration statement with the Securities and Exchange Committee that will, when declared effective, permit ASAP Show to distribute all of the outstanding shares of ASAP Holdings to the holders of its common stock.  After the registration statement is declared effective, the Board of Directors of ASAP Show will fix a record date, and shareholders of record on that date will receive the shares of ASAP Holdings in proportion to their ownership of ASAP Show common stock.

RECENT SALES OF UNREGISTERED SECURITIES

None

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company's audited financial statements and the related notes thereto which are included elsewhere in this report for the years ended May 31, 2007 and 2006, respectively. Certain statements contained herein may constitute forward-looking statements, as discussed at the beginning of Part I of this Report on Form 10-KSB. The Company's actual results could differ materially from the results anticipated in the forward-looking statements as a result of a variety of factors, including those discussed in the Company's filings with the SEC.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Effective for the fiscal year ending in 2005, the Company changed its fiscal year end from June 30 to May 31. The following table presents comparative information for the years ended May 31, 2007 and 2006.

                                     5/31/07       5/31/06
                                  ----------    -----------

Revenues, net                      $1,603,573    $ 1,993,171
                                  ==========    ===========
Loss from operations               $ (490,486)   $  (602,120)
                                  ==========    ===========
Income taxes                       $      800    $       800
                                  ==========    ===========
Net loss                           $ (586,702)   $  (684,920)
                                  ==========    ===========
Loss per share-basic and diluted   $    (0.07)   $     (0.08)
                                  ==========    ===========

YEAR ENDED MAY 31, 2007 COMPARED TO SAME PERIOD ENDED MAY 31, 2006

The following discussion sets forth information for the year ended May 31, 2007, compared with the same period ended May 31, 2006. This information has been derived in part from the audited consolidated financial statements of the Company contained elsewhere in this Form 10-KSB.

REVENUES

Transaction Sales

During the year ended May 31, 2007, the Company had transaction sales of $282,814 compared to $304,414 for the year ended May 31, 2006. Gross profit from transaction sales for the year ended May 31, 2007 was $31,963, a decrease of $9,374 from $41,337 for the year ended May 31, 2006. The gross profit margin from transaction sales for the year ended May 31, 2006 was 11.3%, compared to 13.1% for the year ended May 31, 2006. Management put a majority of its resources and manpower to its trade show development for 2007, which is the reason why the transaction sales declined for the year ended May 31, 2007, compared with the year ended May 31, 2006. Even though transaction sales gross revenue declined, management will continue this business segment. The Company does not expect this net revenue percentage to grow, as its main focus is on trade show revenue.

Trade Shows

ASAP GLOBAL SOURCING SHOW

The ASAP Global Sourcing Show segment derives revenue principally from the sale of exhibit space, sponsorship and conference attendance fees generated at its events. In 2007, approximately 95% of our trade show revenue was from the sale of exhibit space. Events are generally held on a semi-annual basis in Las Vegas, Nevada. At many of our trade shows, a portion of exhibit space is reserved and partial payment is received as much as 90 days in advance. Cash is collected in advance of an event and is recorded on our balance sheet as deferred revenue. Revenue and related direct event expenses are recognized in the month in which the event is held.

Trade show business is seasonal, with revenue typically reaching its highest levels during the first and third quarters of each fiscal year, largely due to the timing of the ASAP Global Sourcing shows held in February and August each year. In 2007, approximately 58% of our tradeshow revenue was generated during the first quarter (August show) and approximately 42% during the third quarter (February show). Because event revenue is recognized when a particular event is held, we also experience fluctuations in quarterly revenue based on the movement of annual trade show dates from one quarter to another.

ASAP Global Sourcing Show revenues totaled $1,171,400 in the year ended May 31, 2007, compared to $1,299,899 for the year ended May 31, 2006, a decrease of $128,499 or 10% compared to the prior period. This decrease was due to a decrease in number of exhibitors compared to the prior period. Another reason for decreasing exhibitors is because of the Men's Apparel Guild in California's ("MAGIC") establishment of its Sourcing Zone, which is held at the same time as our shows. Management believes the competing show will make it difficult to have significant growth.

FASHION INTERNATIONAL TRADE SHOW (“FITS”)

FITS is the only Licensing Trade show held in China, committed to launch international fashion, accessory and footwear brands into China - the fastest growing consumer market in the world. FITS provides the most cost effective way and "first entry" advantage by finding an experienced partner to act as a Master Licensee to overcome the complexity of the Chinese distribution system.

FITS generates its revenue mostly from booth sales.  In the year ended May 31, 2007, FITS revenues totaled $75,696, compared to $0 for the year ended May 31, 2006.

CHINA BUYING TRIPS

China Buying Trip revenues decreased by $278,051 from $316,009 for the year ended May 31, 2006 to $37,958 for the year ended May 31, 2007. This decrease was due to the participants’ buyers from U.S. was decreased because it is not a new idea, and they can go back to China by themselves. ~~…~~     Management is planning to conduct multiple , but small size buying trips to China and Southeast Asia countries annually.

ECO SHOW

Eco show revenues totaled $35,705 in the year ended May 31, 2007 , compare zero revenue for the same period last year. Environment concerned green nature products is the min focus of Eco Trade Show, a division of ASAP Show, which was lounged its first edition on February 2007    ~~.~~

OPERATING EXPENSES

General and administrative expenses consist primarily of ASAP Global Sourcing show production costs, attendee marketing programs, exhibitors' promotion costs, and buying trip expenses. General and administrative expenses decreased by $350,815 or 19% from $1,818,751 for the year ended May 31, 2006 to $1,467,936 in the year ended May 31, 2007.  The decrease in operating expenses is primarily due to the decrease in ASAP show production expenses, ASAP attendee marketing expenses, buying trip expenses and professional fees.  ASAP show production expenses decreased by $58,477 to $799,803 for the year ended May 31, 2007, as compared to $858,282 for the year ended May 31, 2006.  ASAP attendee marketing expenses decreased by $86,015 to $78,371 for the year ended May 31, 2007, as compared to $164,386 for the year ended May 31, 2006.  Buying trip expenses decreased by $107,029 to $17,867 for the year ended May 31, 2007, as compared to $124,896 for the year ended May 31, 2006.  Such decreases in show production expenses, marketing expenses and buying trip expenses were resulted from the implementation of the Company’s cost reduction plan and the decrease in related revenues.  Professional fees decreased by $168,119 to $87,295 for the year ended May 31, 2007, as compared to $255,414 for the year ended May 31, 2006. The decrease in professional fees is primarily related to the additional legal and accounting fees in connection with the filing of the Company's Form 10-KSB and related amendments for the year ended May 31, 2006.

Stock based compensation incurred in fiscal 2007 was due to the Company’s issuing 75,000 shares of common stock to a director as a stock bonus, which was valued at $8,250 (based on the estimated fair value on the date of grant).

Payroll and related benefit expense decreased by $138,191 or 27% to $375,271 for the year ended May 31, 2007 as compared to $513,463 for the year ended May 31, 2006. Such a decrease was mainly due to our continued cost cutting efforts and lowering our headcount.

INTEREST EXPENSE

Interest expense increased to $99,676 during the year ended May 31, 2007 from $82,000 for the year ended May 31, 2006. This increase is related to ~~increased~~ increase borrowings on the line of credit from shareholders.

NET LOSS

The net loss for the year ended May 31, 2007 decreased by $98,218 or 14% to $586,702 from $684,920 for the year ended May 31, 2006. The decrease is mainly due to cost savings in operating expenses of approximately $489,007, net of the decrease in total revenues of $389,598 and the increase in interest expense of 17,676.

Net loss per share decreased from $0.08 per share for the year ended May 31, 2006 to $0.07 for the year ended May 31, 2007, due to an increase in number of outstanding shares and decrease in total net loss.

LIQUIDITY AND CAPITAL RESOURCES

The Company's working capital deficit increased to a deficit of $749,080 at May 31, 2007 from $377,135 at May 31, 2006, primarily due to the customer deposits and the deposit for the convertible preferred stock received in fiscal 2007. During the year ended May 31, 2007, the Company had average monthly general and administrative expenses of approximately $87,000, excluding ASAP show production costs of approximately $67,000 per month, as compared to $123,000 for year ended May 31, 2006. ~~During t~~ T he next twelve months, the Company will focus on its ~~the ASAP Global Sourcing show, buying trips and FITS~~ trade show business model to generate additional revenue ,. ~~.~~ With the net revenue fr om its ~~om the ASAP Global Sourcing show, buying trips and FITS~~ trade show , control and reduce G & A expenses, and issue preferred stocks, to manage its cash flow   and continuing support from its major shareholders to provide a revolving line-of-credit, management believes the Company will have enough net working capital to sustain its business for another 12 months.

The Company has a revolving line-of-credit (the "Line") from Frank Yuan, the Company's CEO and a significant shareholder, and certain members of his family, which expires on August 1, 200 8 ~~7~~ , and provides for borrowings up to a maximum total of $1,300,000, as amended. The Line carries an interest rate of 10.0% per annum. The total balance as of May 31, 2007 was $1,028,307, and the accrued and unpaid interest was $12,185.

The forecast of the period of time through which the Company's financial resources will be adequate to support its operations is a forward-looking statement that involves risks and uncertainties. The Company's actual funding requirements may differ materially as a result of a number of factors, including unknown expenses associated with the cost of continuing to implement the Company's international electronic trading business and ASAP Show expansion.

The Company has no commitments to make capital expenditures for the fiscal year ending May 31, 2008.

Over the next two to five years, the Company plans to utilize a combination of internally generated funds from operations and potential debt and equity financing to fund its long-term growth.

The Report of the Company's Independent Registered Public Accounting Firm on our May 31, 2007 financial statements includes an explanatory paragraph stating that the Company has suffered recurring losses from operations and has a net capital deficiency, which raises substantial doubt about its ability to continue as a going concern. The financial statements do no include any adjustments that might result from the outcome of this uncertainty.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make judgments, assumptions and estimates that affect the amounts reported in the our financial statements and the accompanying notes. The amounts of assets and liabilities reported on our balance sheet and the amounts of revenues and expenses reported for each of our fiscal periods are affected by estimates and assumptions, which are used for, but not limited to, the accounting for revenue recognition, stock based compensation and the valuation of deferred taxes. Actual results could differ from these estimates. The following critical accounting policies are significantly affected by judgments, assumptions and estimates used in the preparation of the financial statements:

Revenue Recognition

In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin 101 ("SAB 101"), "Revenue Recognition" which outlines the basic criteria that must be met to recognize revenue and provide guidance for presentation of revenue and for disclosure related to revenue recognition policies in financial statements filed with the SEC. SAB 101 has been amended and replaced by SAB 104. Management believes the Company's revenue recognition policies conform to SAB 104.

Net revenues include amounts earned under transaction sales, trade shows, buying trips, Material World and subscription fees.

Transaction Sales

Transaction revenues are recorded in accordance with Emerging Issues Task Force Issue No. ("EITF") 99-19 "Reporting Revenue Gross as a Principal versus net as an Agent." The Company recognizes net revenues from product transaction sales when title to the product passes to the customer, net of factoring fees. For all product transactions with its customers in 2005 and 2006, the Company acted as a principal, took title to all products sold upon shipment, and bore inventory risk for return products that the Company was not able to return to the supplier, although these risks are mitigated through arrangements with factories, shippers and suppliers.

Trade Shows

Trade shows generate revenue through exhibitor booths sales, corporate sponsorship, and advertising. Such revenue is typically collected in advance, deferred and then recognized at the time of the related trade show. The Company organizes two trade shows per year in February and August in Las Vegas.

Buying Trips

Buying trips generate revenue through the participating buyers ("Buyers") paying for the Company's assistance during the travel through various foreign countries in Asia to meet local apparel manufacturers. The Company receives a portion of exhibition net revenues collected by the oversea government's trade promotion agencies located in the various cities which were visited by the Buyers (we do not share any losses, if any). Buying Trip's revenue is recognized ratably during the period in which the event is conducted. Management is planning to conduct buying trips to China in May and to Southeast Asia countries in November each year.

DEFERRED TAX ASSET VALUATION

The Company accounts for income taxes under Statement of Financial Accounting Standard ("SFAS") No. 109, "ACCOUNTING FOR INCOME Taxes." Under SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Management provides a valuation allowance for significant deferred tax assets when it is more likely than not that such assets will not be recovered.

NEW ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("Statement 123(R)") to provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transaction be recognized in financial statements. The cost will be measured based on the fair value of the equity or liability instruments issued. Statement 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Statement 123(R) replaces SFAS No.123, and supersedes APB 25. SFAS No.123, as originally issued in 1995, established a fair-value-based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in APB No. 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used. We will be required to apply Statement 123(R) as of the first interim period for the fiscal year ending May 31, 2007. The Company currently has no stock options outstanding and is in the process of evaluating whether the adoption of SFAS 123(R) will have a significant impact on the Company's overall results of operations or financial position.

The Company continues to assess the effects of recently issued accounting standards. The impact of all recently adopted and issued accounting standards has been disclosed in the footnotes to the Company's audited financial statements, note 1.

ITEM 7. FINANCIAL STATEMENTS

The Company's audited Financial Statements are set forth beginning on page F-1 in this Form 10-KSB

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
FINANCIAL DISCLOSURE

None

ITEM 8A. EVALUATION OF CONTROLS AND PROCEDURES

Under the supervision and with the participation of our management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act as of a date (the "Evaluation Date") within 90 days prior to filing the Company's May 31, 2007 Form 10-KSB. Based upon that evaluation, our CEO and CFO concluded that, as of May 31, 2007, our disclosure controls and procedures were effective in timely alerting management to the material information relating to us required to be included in our periodic filings with the SEC. Based on his most recent evaluation as of the Evaluation Date, our CEO and CFO has also concluded that there are no significant deficiencies in the design or operation of internal controls over financial reporting, at the reasonable assurance level, which are reasonably likely to adversely affect our ability to record, process, summarize and report financial information, and such officer has identified no material weaknesses in our internal controls over financial reporting.

Changes in Controls and Procedures

There were no significant changes made in our internal controls over financial reporting during the most recently completed fiscal quarter that have materially affected or are reasonably likely to materially affect these controls. Thus, no corrective actions with regard to significant deficiencies or material weaknesses were necessary.

Limitations On the Effectiveness of Internal Control

Our management, including the CEO, does not expect that our disclosure controls and procedures or our internal control over financial reporting will necessarily prevent all fraud and material errors. An internal control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations on all internal control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, and/or by management override of the control. The design of any system of internal control is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in circumstances, and/or the degree of compliance with the policies and procedures may deteriorate. Because of the inherent limitations in a cost effective internal control system, financial reporting misstatements due to error or fraud may occur and not be detected on a timely basis.

ITEM 8B. OTHER INFORMATION

None.

PART III

ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE
WITH SECTION 16(A) OF THE EXCHANGE ACT

Each of the following persons is a director and executive officers of the Company as of May 31, 2007.

NAME                 AGE        POSITIONS HELD WITH COMPANY
----                 ---        ---------------------------
Charles Rice          64        Director since 2005

Deborah Shamaley      48        Director since 2005

James Vandeberg       63        Director since 2005

Alvin S Mirman         62            Director since 2006

Frank S. Yuan         58        Chairman of the Board since 2005;
                               Chief Executive Officer since 2005

There are no family relationships among any of the directors and executive officers.

The following sets forth certain biographical information concerning each director and executive officer:

CHARLES RICE. Charles Rice, Senior International and Domestic buyer, retired from Sears Roebuck and Montgomery Ward. His 30 plus years of buying experience, reputation, contacts and product sourcing knowledge bring the Company tremendous benefits and a head start in the retail industry. Mr. Rice holds a B.S. degree in business and economics from the University of Delaware. Mr. Rice was a director of C-ME since 1996 and ASAP Show since 2005.

DEBORAH SHAMALEY. Deborah Shamaley, a chain store and apparel-jobbing entrepreneur, has 20 years of retail and wholesale apparel experience. Mrs. Shamaley co-founded The Apparel Group ("TAG"). TAG imported and sold women's apparel wholesale to more than 1,800 retailers including Nordstrom's, J.C. Penney's, Sears, and Burlington Coat Factory. TAG also owned and operated a 23 apparel store-chain under the name $11.99 Puff. Ms. Shamaley sold the company in 1996. Mrs. Shamaley has also been involved in Shamaley Ford car dealership, one of the largest in El Paso, Texas since 1995. Ms. Shamaley was a director of C-ME since 1996 and ASAP Show since 2005.

JAMES VANDEBERG. James Vandeberg has been an attorney in private practice specializing in corporate finance for the past 11 years. He brings more than 20 years of Corporate Counsel and Secretary experience to the Company. He has significant experience advising both internet and retail companies on securities, financings, mergers and acquisitions, and general corporate matters, including IPO's, SEC compliance, and investor relations' issues. His retail experience includes 14 years as Corporate Counsel and Secretary at the former Carter Hawley Hale Stores, a holding company for the multi-billion dollar department and specialty retail stores which operated under the names: The Broadway, Neiman Marcus, Contempo Casuals, Emporium, Weinstock's, Bergdorf Goodman, Holt Renfrew - Canada, Waldenbooks, John Wanamaker, Thalhimers, and Sunset House. In addition, Mr. Vandeberg serves on the board of directors for Information Highway.com, Inc. (OTC: BB IHWY), IAS Communications, Inc. (OTC: BB IASCA), and REGI US, Inc. (OTC: BB RGUS). He received his B.A. in accounting from the University of Washington and his J.D. from New York University. Mr. Vandeberg was a director of C-ME since 2001 and ASAP Show since 2005.

ALVIN S. MIRMAN. Alvin S. Mirman was founder, chief operating officer, President and Chairman of US Capital Partners, Inc from 2002 until January of 2006. Previously, he founded First Level Capital in 1998 where he was chief operating officer and Chairman until the firm merged with vFinance in 2001. Since the merger, he has been FinOp and research director for vFinance is licensed Series 3, 4, 7, 24, 27 and 65. From May 1997 until August 1998, Mr. Mirman was a partner at Grady & Hatch where he served as Vice President and CFO. At Commonwealth Associates, he was Director of Research, and member of both the Executive and Commitment Committees from August 1994 until June 1997. From 1987 to 1994, Mr. Mirman at Gruntal & Company specialized in the telecommunications industry. Prior to that time, from 1983 through 1987, he was a Vice President at E.F. Hutton. Mr. Mirman was the host of a nationwide TV show, “Wall Street Today” where he interviewed top management about their companies. Mr. Mirman is widely quoted in various publications including the Wall Street Journal, Bloomberg Financial, CNBC and Forbes. He has been a member of the New York Society of Securities Analysts for the past 30 years. Mr. Mirman is a director of ASAP Show since 2006.

FRANK S. YUAN. Combining decades of experience in the apparel, banking, real estate, insurance and computer industries, Frank Yuan has developed and started multiple new ventures in his 30 plus years as an immigrant in the United States. Before the Company, Mr. Yuan founded multi-million dollars of business in men's apparel private label & wholesale company, a "Knights of Round Table" sportswear line, a "Uniform Code" sweater line, and men's clothing retail store chain. Mr. Yuan also founded UNI-Fortune, a real-estate development company, and co-founded United National Bank, Evertrust Bank, Western Cities Title Insurance Company and Serv-American National Title Insurance. Mr. Yuan received a B.A. degree in economics from Fu-Jen Catholic University in Taiwan and a M.B.A. degree from Utah State University. Mr. Yuan was a director & CEO of C-ME since 1996 and ASAP Show since 2005.

BOARD MEETINGS AND COMMITTEES

The Board of Directors has, as standing committees, an Executive Committee, a Compensation Committee and an Audit Committee. During the fiscal year ended May 31, 2007, the Board of Directors held one regular meeting and three special meetings. All directors attended 80% or more of the total meetings of the Board and committees of the Board on which they served.

The Executive Committee consists of Frank Yuan, Charles Rice and Deborah Shamaley. The Executive Committee has authority to take any action other than appointment of auditors, election and removal of directors and appointment of officers, which can be taken only by the entire Board. During the fiscal year ended May 31, 2007, the Executive Committee held one meeting.

The Compensation Committee consists of Deborah Shamaley, Alvin Mirman and Charles Rice. The principal functions of the Compensation Committee are to establish the compensation of executive officers, review management organization and development, review significant employee benefit programs and administer the Company's Stock Option Plans. The Compensation Committee held one meeting during the fiscal year ended May 31, 2007.

AUDIT COMMITTEE REPORT

The Audit Committee held two meetings during fiscal year 2007. The financial statements of the Company for fiscal year ended May 31, 2007, have been audited by Sutton Robinson Freeman & Co., P. C., as the Company's independent registered public accounting firm.

The Company does not have a Nominations Committee. The Board of Directors, as a whole, identifies and screens candidates for membership on the Company's Board.

The Audit Committee selects our independent registered public accounting firm, reviews the results and scope of the audit and other services provided by our independent registered public accounting firm, reviews our financial statements for each quarterly period and reviews and evaluates our internal control functions. The Audit Committee was established by the directors on May 16, 2005. Charles Rice serves as the Audit Committee Chairman. Mr. Rice is an independent audit committee member according to the definition used by NASDAQ for audit committee independence, and is an audit committee qualified financial expert. James Vandeberg and ~~Deborah Shamaley~~ Alvin S. Mirman are other members of the audit committee.

Directors and officers of the Company are required by Section 16 of the Securities Exchange Act of 1934 to report to the Securities and Exchange Commission their transactions in, and beneficial ownership of, the Company's common stock, including any grants of options to purchase common stock. To the best of the Company's knowledge, for the period June 1, 2006 to May 31, 2007, all reports were filed on a timely basis.

CODE OF ETHICS

For the period ended May 31, 2007, the Company did not have formal written values and ethical standards. However, the Company's management does communicate values and ethical standards during company wide meetings.

ITEM 10. EXECUTIVE COMPENSATION

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the compensation we have paid to each executive officer and all executive officers as a group, for the fiscal years ended May 31, 2007 and 2006, annual compensation, including salary and bonuses paid by the Company to the Chief Executive Officer. No other executive officers received more than $100,000 during the fiscal years-ended May 31, 2007 and 2006. The Company does not currently have a long-term compensation plan and does not grant any long-term compensation to its executive officers or employees.

The table does not reflect certain personal benefits, which in the aggregate are less than ten percent of the named executive officer's salary and bonus. No other compensation was granted for the periods ended May 31, 2007 and 2006.

SUMMARY COMPENSATION TABLE

                                                                        Long Term Compensation
                                                                       ----------------------------------------------------

                          Annual Compensation                          Awards                    Payouts
------------------------   ------------------------------------------   -----------------------   --------------------------
Name                                                  Other                          Securities
and                                                   Annual            Restricted   Underlying
Principal                                             Compensation      Stock        Options/     LTIP          All Other
Position        Year       Salary ($)    Bonus ($)    ($)               Award(s)     SARs (#)     Payouts ($)   Compensation
-------------   --------   -----------   ----------   ---------------   ----------   ----------   -----------   ------------
Yuan, Frank     2007       $150,000      $ -          $ -               $ -              N/A      $ -           $ -
(CEO)           2006       $150,000      $ -          $ -               $ -              N/A      $ -           $ -

COMPENSATION OF DIRECTORS

All outside directors are reimbursed for any reasonable expenses incurred in the course of fulfilling their duties as directors of the Company and do not receive any payroll.

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of August 27, 2007 certain information known to the Company regarding the beneficial ownership of the Company's common stock, and as adjusted to reflect the share ownership for (i) each executive officer or director of the Company who beneficially owns shares; (ii) each shareholder known to the Company to beneficially own five percent or more of the outstanding shares of its common stock; and (iii) all executive officers and directors as a group. The Company believes that the beneficial owners of the common stock listed below, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. The individuals listed in the table are accessible at the following address: 9436 Jacob Lane, Rosemead CA 91770. As of August 27, 2007, there were 8,701,480 shares of the Company's common stock issued and outstanding.

                             PRINCIPAL STOCKHOLDERS
---------------------------------------------------------------------------------------
                                           AMOUNT AND NATURE OF   PERCENTAGE OF COMMON
NAME                                          BENEFICIAL OWNER      SHARES OUTSTANDING
---------------------------------------------------------------------------------------
(I) DIRECTORS AND EXECUTIVE OFFICERS
---------------------------------------------------------------------------------------
Frank S. Yuan - CEO and Chairman                  2,901,311              33.63%
---------------------------------------------------------------------------------------
Deborah Shamaley, Director                          427,508               4.96%
---------------------------------------------------------------------------------------
Charles Rice, Director                              187,500               2.17%
---------------------------------------------------------------------------------------
James Vandeberg, Director                            85,000               0.99%
---------------------------------------------------------------------------------------
 Alvin S. Mirman ~~Luz Jimenez -~~ – Director ~~Controller~~                                     75,000               0.86%   ~~66,003               0.76%~~
 ---------------------------------------------------------------------------------------
(II) ALL DIRECTORS AND OFFICERS AS A GROUP        3,6 76,319 ~~67,322~~              42. 25 ~~51~~ %
---------------------------------------------------------------------------------------

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company had a revolving line of credit totaling $1.3 million with Frank Yuan and certain members of his family. The line of credit bears interest at 10% per annum and expires on August 1, 200 8 ~~7~~ , as amended. During fiscal 2007 and 2006, the Company incurred interest expense totaling $99,676 and $82,000 in connection with the Line. At May 31, 2007, the balance of the Line was $1,028,307, and the accrued and unpaid interest was $12,185.

ITWM 13. SUBS ITEM 13. SUBSQUENT EVENT

On August 13, 2007 ASAP Show, Inc. (“ASAP Show”) acquired the outstanding capital stock of Sino-American Petroleum Group, Inc., a Delaware corporation (“Sino-American Petroleum”).  Sino-American Petroleum is a holding company that owns all of the registered capital of Tongliao Yili Asphalt Co. (“Yili Asphalt”), a corporation organized under the laws of The People’s Republic of China.  Yili Asphalt is engaged in the business of refining heavy oil into asphalt, fuel oil and lubricants.  All of Yili Asphalt’s business is currently in China.

In connection with the closing of the acquisition (the “Merger”) on August 13, 2007, the following took place:

ASAP Show issued to the shareholders of Sino-American Petroleum 200,000 shares of Series A Preferred Stock, which will be convertible into 569,348,000 shares of common stock after the distribution of the ASAP Holdings shares discussed below.

All of the members of the Board of Directors of ASAP Show other than Frank Yuan resigned.

Frank Yuan elected Chunshi Li, the Chairman of Yili Asphalt, to serve as a member of the Board, and they together elected Chunshi Li to serve as the Chief Executive Officer and Chief Financial Officer of ASAP Show.

Huakang Zhou, Xiaojin Wang and Xiao Hu purchased 100,000 shares of Series A Preferred Stock for $600,000.  The 100,000 shares will be convertible into 284,674 shares of common stock after the distribution of the ASAP Holdings shares discussed below.  The three purchasers assigned their interest in most of the Series A Preferred shares to other individuals, none of whom acquired sufficient shares to be a controlling shareholder of ASAP Show.

Prior to the Merger, ASAP Show assigned all of its pre-Merger business and assets to ASAP Holdings, Inc., its wholly-owned subsidiary, and ASAP Holdings assumed responsibility for all of the liabilities of ASAP Show that existed prior to the Merger.  At the same time, ASAP Show entered into a management agreement with Frank Yuan, its previous CEO, and ASAP Holdings.  The management agreement provides that Mr. Yuan will manage ASAP Holdings within his discretion, provided that his actions or inactions do not threaten material injury to ASAP Show.  The management agreement further provides that Mr. Yuan will cause ASAP Holdings to file a registration statement with the Securities and Exchange Agreement that will, when declared effective, permit ASAP Show to distribute all of the outstanding shares of ASAP Holdings to the holders of its common stock.  After the registration statement is declared effective, the Board of Directors of ASAP Show will fix a record date, and shareholders of record on that date will receive the shares of ASAP Holdings in proportion to their ownership of ASAP Show common stock.

ITEM 14. EXHIBITS

XHIBIT NUMBER    DESCRIPTION
--------------    -----------

3.1*              Articles of Incorporation

3.2*              Bylaws

10.1*             Amended and  Restated  Securities  Purchase  Agreement,  dated
                 August 25, 2005

10.2*             Transfer and Assumption Agreement dated as of May 31, 2006

10.3*             Promissory Note from the Company to Frank Yuan

10.4              Promissory Note from the Company to Vicky Yuan, Frank Yuan and
                 Jerome Yuan

31.1              Rule 13a-14(a)  Certification of Chief Executive  Officer

31.2              Rule 13a-14(a) Certification of Chief Financial Officer

32.1              Section 1350 Certification of Chief Executive Officer

32.2              Section 1350 Certification of Chief Financial Officer

* Filed as an exhibit to the Company's Form 10-KSB, as amended, and incorporated herein by reference.

ITEM 15. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees paid by the Company for professional services rendered for the audits of the annual financial statements and fees billed for other services rendered by its principal accountants:

Type of Services Rendered 2007 2006 ------------------------- ---- ---- Audit Fees $ 12 ~~38~~ ,000 $ 38,000 Audit-Related Fees $ 3,0 ~~10,9~~ 00 $ 10,900 Tax Fees $ 0 $ 0 All Other Fees $ 0 $ 0

Audit related services include fees incurred during the period ended May 31, 2007 and 2006 related to the Company's distribution of the ASAP shares.

Pre-approval Policies and Procedures

The Audit Committee has sole authority to approve any audit and significant non-audit services to be performed by its independent accountants. Such approval is required prior to the related services being performed.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CYBER MERCHANTS EXCHANGE, INC.

By: /s/ Frank S. Yuan --------------------------------------- Frank S. Yuan Chief Executive Officer and Director Date: September 1 0 ~~3~~ , 200 7 ~~6~~  --------------------------------------

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By:  /s/ Frank S. Yuan                            Date: September 1 0 ~~3~~ , 200 7 ~~6~~
     ----------------------------------------           ------------------
    Frank S. Yuan
    Chief Executive Officer and Director

By:  /s/ Charles Rice                             Date: September 1 0 ~~3~~ , 200 7 ~~6~~
     ----------------------------------------           ------------------
    Charles Rice
    Director

By:  /s/ Deborah Shamaley                         Date: September 1 0 ~~3~~ , 200 7 ~~6~~
     ----------------------------------------           ------------------
    Deborah Shamaley
    Director

By:  /s/ Alvin S. Mirman                          Date: September 1 0 ~~3~~ , 200 7 ~~6~~
     ----------------------------------------           ------------------
    Alvin Mirman
    Director

By:  /s/ James Vandeberg                          Date: September 1 0 ~~3~~ , 200 7 ~~6~~
     ----------------------------------------           ------------------
    James Vandeberg
    Director

21

ASAP SHOW, INC.

Report of Independent Registered Public Accounting Firm                      F-1

Financial Statements

        Balance Sheet as of May 31, 2007                                    F-2

        Statements of Operations for the years ended
        May 31, 2007 and May 31,2006                                        F-3

        Statements of Shareholders' Deficit for the years
        ended May 31, 2007 and May 31, 2006                                 F-4

        Statements of Cash Flows for the years ended
        May 31, 2007 and May 31, 2006                                       F-5

        Notes to Financial Statements                                       F-6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS
ASAP SHOW, INC.

We have audited the accompanying balance sheet of ASAP Show, Inc. for the year ended May 31, 2007 and the related statements of operations, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements for the year ended May 31, 2006 were audited by other auditors whose report, dated August 22, 2006, expressed an unqualified opinion with a going concern explanation.

We conducted our audit in accordance with auditing standards of the Public Company Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ASAP Show, Inc. as of May 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency, which raises substantial doubt about its ability to continue as a going concern.  Management’s plans regarding those matters also are described in Note 1.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Sutton Robinson Freeman & Co., P. C. Tulsa, OK August 25, 2007

ASAP Show, INC.
BALANCE SHEET
 MAY 31, 2007

ASSETS

Current assets:
  Cash                                                           $     54,717
  Other receivable                                                      1,254
  Due from affiliated company                                          37,174
                                                                 ------------
Total current assets                                                    93,145

  Other assets                                                          9,800
                                                                 ------------

Total assets                                                      $    102,945
                                                                 ============

LIABILITIES AND SHAREHOLDERS' DEFICIT

Current liabilities:
  Accounts payable and accrued expenses                          $    286,367
  Deferred revenue                                                     67,184

   Customer deposits                                                    88,675

   Issuable convertible preferred                                      400,000
                                                                 ------------
  Total current liabilities                                           842,226
                                                                 ------------

Line of credit, shareholders                                         1,028,307

Commitments and contingencies

Shareholders' deficit:
  Common stock, $0.001 par value; 45,000,000 shares
    authorized; 8,701,480 shares issued and outstanding                 8,701
  Capital contribution receivable                                     (50,000)
  Additional paid-in capital                                       14,174,549
  Accumulated deficit                                             (15,900,838)
                                                                 ------------

Total shareholders' deficit                                         (1,767,588)
                                                                 ------------

Total liabilities and shareholders' deficit                       $    102,945
                                                                 ============

The accompanying notes are an integral part of these financial statements.

ASAP SHOW, INC.

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED MAY 31, 2007 AND MAY 31, 2006

                                                      2007           2006
                                                 -----------    -----------
Revenues:
  Transaction apparel sales                      $   282,814    $   304,414
  Tradeshow revenue                                1,282,801      1,372,748
  Buying trip                                         37,958        316,009
                                                 -----------    -----------
    Total revenues                                 1,603,573      1,993,171
                                                 -----------    -----------

Operating expenses:
  Cost of transaction sales                          250,852        263,077
  General and administrative                       1,459,686      1,818,751
  Payroll and related benefits                       375,271        513,463
  Stock-based compensation                             8,250             --
                                                 -----------    -----------
Total operating expenses                            2,094,059      2,595,291

                                                  -----------    -----------
Loss from operations                                 (490,486)      (602,120)

Other income (expense):

   Other income                                         4,260             --

   Interest expense                                   (99,676)       (82,000)

                                                  -----------    -----------

Total other income (expense)                          (95,416)       (82,000)

                                                  -----------    -----------
Loss before income taxes                             (585,902)      (684,120)

Income taxes                                              800            800
                                                 -----------    -----------
Net loss                                          $  (586,702)   $  (684,920)
                                                 ===========    ===========
Basic and diluted net loss available to common
  shareholders per share                         $     (0.07)   $     (0.08)
                                                 ===========    ===========
Weighted-average number of common shares
  outstanding, basic and diluted                   8,674,151      8,626,480
                                                 ===========    ===========

The accompanying notes are an integral part of these financial statements.

ASAP SHOW, INC.

STATEMENTS OF SHAREHOLDERS' DEFICIT
FOR THE YEARS ENDED MAY 31, 2007 AND MAY 31, 2006

                               Common Stock                    Capital          Additional                          Total
                              ---------------------------     Contribution     Paid-In          Accumulated        Shareholders'
                              Shares          Amount          Receivable       Capital          Deficit            Deficit
                              ------------    ------------    -------------    -------------    --------------     --------------
Balance, May 31, 2005            8,626,480     $     8,626     $         --     $ 13,751,375     $ (14,629,216)     $    (869,215)

Capital contribution
from reverse spin-off
reorganization                          --              --          (50,000)         415,000                --            365,000

Net loss                                --              --               --               --          (684,920)          (684,920)
                              ------------    ------------    -------------    -------------    --------------     --------------

Balance, May 31, 2006            8,626,480     $     8,626     $    (50,000)    $ 14,166,375     $ (15,314,136)     $  (1,189,135)

Issuance of common stock as
Compensation                        75,000              75               --            8,174                --              8,249

Net loss                                --              --               --               --          (586,702)          (586,702)
                              ------------    ------------    -------------    -------------    --------------     --------------

Balance, May 31, 2007            8,701,480     $     8,701     $    (50,000)    $ 14,174,549     $ (15,900,838)     $  (1,767,588)
                              ============    ============    =============    =============    ==============     ==============

The accompanying notes are an integral part of these financial statements.

ASAP SHOW, INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MAY 31, 2007 AND MAY 31, 2006

                                                                    2007         2006
                                                                 ---------    ---------
Cash flows from operating activities:

   Net loss                                                      $(586,702)   $(684,920)
   Adjustments to reconcile net loss to net cash  used in
       operating activities:
           Estimated fair value of common stock issued as
           compensation                                              8,250           --
           Changes in operating assets and liabilities:

               Accounts receivable                                  25,160       75,733
               Prepaid expenses                                      2,658       62,096

                Other receivable                                     (1,254)          --
               Other assets                                             --        1,568
               Accounts payable and accrued expenses               (68,244)     (79,493)
               Deferred revenue                                    (54,251)     (65,558)

                Customer deposits                                    88,675           --
                                                                 ---------    ---------

Net cash used in operating activities                              (585,708)    (690,574)
                                                                 ---------    ---------

Cash flows from investing activities:

    Payments for affiliated company                                 (37,174)          --

                                                                  ---------    ---------

Net cash used in operating activities                               (37,174)          --

                                                                  ---------    ---------

Cash flows from financing activities:

   Proceeds from capital contribution                                   --      365,000
   Repayment of loan payable                                            --     (100,000)
   Advances from  line of credit, shareholders                   1,476,636      958,800
   Repayments on line of credit, shareholders                   (1,270,129)    (532,000)

    Proceeds from issuable convertible preferred stock              400,000           --
                                                                 ---------    ---------

Net cash provided by financing activities                           606,507      691,800
                                                                 ---------    ---------

Net increase in cash                                                (16,375)       1,226

Cash, beginning of period                                            71,092       69,866
                                                                 ---------    ---------

Cash, end of period                                               $  54,717    $  71,092
                                                                 =========    =========

Supplemental disclosures of cash flow information:
   Cash paid during the period

       Interest                                                  $ 104,129    $  77,948
                                                                 =========    =========
       Income taxes                                              $     800    $     800
                                                                 =========    =========

Supplemental schedule of non-cash
investing and financing activities:

    Capital contribution receivable                              $      --    $  50,000
                                                                 =========    =========

The accompanying notes are an integral part of these financial statements.

ASAP SHOW, INC.

NOTES TO FINANCIAL STATEMENTS
 MAY 31, 2007 AND 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

ASAP Show, Inc. ("ASAP" or the "Company") was incorporated in December 2004 under the laws of the State of Nevada.

ASAP's value to global suppliers and buyers in the manufacturing, wholesaling and retailing clothing business lies in its capabilities as an intermediary for the industry. The Company believes it has built a foundation to meet today's ever-changing international trading landscape.

The Apparel Sourcing Association Pavilion Trade Show ("ASAP Show") is the core business of the Company. ASAP Show is a global apparel and textile sourcing show that brings leading manufacturers from around the world to one venue to meet, greet and sell to buyers. The ASAP Show is held twice a year in Las Vegas, Nevada.

Effective for fiscal 2005, the Company changed its fiscal year end from June 30 to May 31. The following table presents information for the year ended May 31, 2007 and May 31, 2006:

                                     5/31/07       5/31/06
                                  ----------    -----------

Revenues, net                      $1,603,573    $ 1,993,171
                                  ==========    ===========
Loss from operations               $ (490,486)   $  (602,120)
                                  ==========    ===========
Income taxes                       $      800    $       800
                                  ==========    ===========
Net loss                           $ (586,702)   $  (684,920)
                                  ==========    ===========
Loss per share-basic and diluted   $    (0.07)   $     (0.08)
                                  ==========    ===========

ASAP SHOW, INC.

NOTES TO FINANCIAL STATEMENTS
 MAY 31, 2007 AND 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred significant losses since inception. The Company's losses are continuing and are expected to continue until such time as the Company is able to sufficiently expand its existing operations.

At May 31, 2007, the Company has an accumulated deficit of approximately $15,900,838, negative working capital of approximately $749,080 and a lack of profitable operating history. The Company hopes to increase revenues from its trade shows and buying trips. In the absence of significant increases in revenues, the Company intends to fund operations through additional debt and equity financing arrangements. The successful outcome of future activities cannot be determined at this time and there are no assurances that if achieved, the Company will have sufficient funds to execute its intended business plan or generate positive operating results.

The Company's success is dependent upon numerous items, certain of which are the successful growth of revenues from its products and services and its ability to obtain new customers/exhibitors in order to achieve levels of revenues adequate to support the Company's current and future cost structure, for which there is no assurance. Unanticipated problems, expenses, and delays are frequently encountered in establishing and maintaining profitable operations. These include, but are not limited to, competition, the need to develop customer support capabilities and market expertise, technical difficulties, market acceptance and sales and marketing. The failure of the Company to meet any of these conditions could have a materially adverse effect on the Company and may force the Company to reduce or curtail operations. No assurance can be given that the Company can achieve or maintain profitable operations.

The Company believes it will have adequate cash to sustain operations until it achieves sustained profitability. However, until the Company has a history of maintaining revenue levels sufficient to support its operations and repay its working capital deficit, the Company may require additional financing. Sources of financing could include capital infusions, additional equity financing or debt offerings. There can be no assurance that funding will be available on acceptable terms, if at all, or that such funds, if raised, would enable the Company to achieve or sustain profitable operations.

ASAP SHOW, INC.

NOTES TO FINANCIAL STATEMENTS
 MAY 31, 2007 AND 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the classification of liabilities that might result from the outcome of these uncertainties.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Among the more significant estimates included in these financial statements are the estimated allowance for doubtful accounts, valuation of stock based compensation and the valuation allowance for deferred income tax assets. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES

The Company operates in a highly competitive trade show environment that is subject to government regulation and rapid change. The Company's operations are subject to significant risk and uncertainties including financial, operational and other risks associated with the business, including the potential risk of business failure.

CURRENT VULNERABILITY DUE TO CERTAIN CONCENTRATIONS

Certain financial instruments, principally accounts receivable, potentially subject the Company to credit risks. The Company performs ongoing credit evaluations of its customers but does not require collateral. The Company maintains an allowance for doubtful receivables and sales returns based upon factors surrounding the credit risk of specific customers, historical trends and the Company's estimate of future product returns. As of the balance sheet date, no allowance is required nor provided against these receivables, which are deemed to be collectible in the normal course of business. Although the Company expects to collect amounts due, actual collections may differ from the estimated amounts.

There were no significant sales concentrations for fiscal 2007 or 2006 nor accounts receivable concentrations at May 31, 2007.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation of property and equipment was calculated on the straight-line method over the estimated useful lives of the assets, generally three to five years. Leasehold improvements were amortized over the shorter of the amortized useful lives or the lease term.

Maintenance, repairs and minor renewals are charged directly to expense as incurred. Additions and betterments to property and equipment are capitalized. When assets are disposed of, the related cost and accumulated depreciation thereon are removed from the accounts and any resulting gain or loss is included in the statement of operations.

Property and equipment are fully depreciated at May 31, 2007.

REVENUE RECOGNITION

In December 1999, the SEC issued Staff Accounting Bulletin 101 ("SAB 101"), "Revenue Recognition," which outlines the basic criteria that must be met to recognize revenue and provide guidance for presentation of revenue and for disclosure related to revenue recognition policies in financial statements filed with the SEC. SAB 101 has been amended and replaced by SAB 104. Management believes the Company's revenue recognition policies conform to SAB 104.

Revenues include amounts earned under transaction sales, trade shows, and Buying Trips.

ASAP SHOW, INC.

NOTES TO FINANCIAL STATEMENTS
 MAY 31, 2007 AND 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Transaction Sales

Transaction revenues are recorded in accordance with Emerging Issues Task Force Issue No. ("EITF") 99-19 "Reporting Revenue Gross as a Principal versus net as an Agent." The Company recognizes revenues from product transaction sales when title to the product passes to the customer. For all product transactions with its customers, the Company acts as a principal, takes title to all products sold upon shipment, and bears inventory risk for return products that the Company is not able to return to the supplier, although these risks are mitigated through arrangements with factories, shippers and suppliers.

Trade Shows

Trade Shows generate revenue through exhibitor booths sales, corporate sponsorship, and advertising. Such revenue is typically collected in advance, deferred and then recognized at the time of the related trade show. The Company organizes two trade shows per year in February and August in Las Vegas.

Buying Trips

Buying Trips generate revenue through the participating buyers ("Buyers") paying for the Company's assistance during the travel through various foreign countries in Asia to meet local apparel manufacturers. The Company receives a portion of exhibition net revenues collected by the overseas government's trade promotion agencies located in the various cities which were visited by the Buyers (i.e. the Company does not share any losses, if any). The Buying Trip's revenue is recognized ratably during the period in which the event is conducted. Management is planning to conduct buying trips to China in May and to Southeast Asia countries in November each year.

Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for significant deferred tax assets when it is more likely than not those assets will not be recovered.

Loss Per Share

Under SFAS No. 128, "Earnings per Share," basic loss per share is computed by dividing net loss available to common shareholders by the weighted-average number of common shares assumed to be outstanding during the period of computation. Diluted earnings per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Because the Company has incurred net losses, basic and diluted loss per share are the same as additional potential common shares would be anti-dilutive.

ASAP SHOW, INC.

NOTES TO FINANCIAL STATEMENTS
 MAY 31, 2007 AND 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments when it is practicable to estimate that value. The carrying amounts of the Company's cash, accounts receivable, accounts payable, accrued expenses, deferred revenues and line of credit, shareholders approximate their fair values due to the short-term maturities of those financial instruments.

Advertising

The Company expenses the cost of advertising when incurred as general and administrative expenses. Advertising expenses were approximately $93,000 and $178,000 for fiscal 2007 and 2006, respectively. Advertising costs consist primarily of costs associated with the promotion of ASAP Global Sourcing Show awareness.

Segments of an Enterprise and Related Information

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" dictates the way public companies report information about segments of their business in their annual financial statements and requires them to report selected segment information in their quarterly reports issued to shareholders. It also requires entity-wide disclosures about the products and services an entity provides, the material countries in which it holds assets and reports revenues and its major customers (see Note 8).

Recent Accounting Pronouncements

As of May 31, 2007, the Company has not issued any share-based payments to its employees.

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123(R)"), which is a revision of SFAS No. 123. SFAS No. 123(R) supersedes Accounting Principles Board ("APB") No. 25 and amends SFAS No. 95, "Statement of Cash Flows." SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The provisions of this statement are effective for the Company as of June 1, 2006.

SFAS No. 123(R) requires companies to recognize in the statement of operations the grant-date fair value of stock options and other equity-based compensation issued to employees. SFAS No. 123(R) also establishes accounting requirements for measuring, recognizing and reporting share-based compensation, including income tax considerations. The Company will adopt SFAS No. 123(R) using the modified prospective application in June 2006. Under the modified prospective application, the cost of new awards and awards modified, repurchased or cancelled after the required effective date and the portion of awards for which the requisite service has not been rendered (unvested awards) that are outstanding as of the required effective date will be recognized as the requisite service is rendered on or after the required effective date. The compensation cost for that portion of awards shall be based on the grant-date fair value of those awards as calculated for either recognition or pro forma disclosures under SFAS No. 123.

ASAP SHOW, INC.

NOTES TO FINANCIAL STATEMENTS
 MAY 31, 2007 AND 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The adoption of SFAS No. 123(R)'s fair value method will have a negative impact on the Company's results of operations if the Company grants share-based payments to its employees in the future, although it will have no impact on its overall financial position. The impact of adopting SFAS No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current accounting literature. The requirement will reduce net operating cash flows and increase net financing cash flows in periods of adoption.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the American Institute of Certified Public Accountants, and the Securities and Exchange Commission did not or are not believed by Management to have a material impact on the Company's present or future financial statements.

~~NOTE 2 - REORGANIZATION~~

~~Accounting Treatment~~

~~The Company accounted for the Reorganization as a reverse spinoff in accordance with the Emerging Issues Task Force Issue No. ("EITF") 02-11, "ACCOUNTING FOR REVERSE SPINOFFS." In a reverse spinoff, the legal spinnee (ASAP) is treated as though it were the spinnor for accounting purposes. Reverse spinoff accounting is appropriate as the treatment of the legal spinnee as the accounting spinnor results in the most accurate depiction of the substance of the transaction for shareholders and other users of the financials statements. Under this treatment, the historical financial statements of the Company are the historical financial statements of ASAP. In making its determination, the Company considered the following indicators, among others:~~

~~o the accounting spinnor (legal spinnee, ASAP) is larger than the accounting spinnee (legal spinnor, C-ME);~~

~~o the fair value of the accounting spinnor (legal spinnee) is greater than that of the accounting spinnee (legal spinnor);~~

~~o the accounting spinnor (legal spinnee) retains the senior management of the formerly combined entity; and~~

~~o the accounting spinnor (legal spinnee) retains senior management.~~

NOTE 3 – DUE FROM AFFILIATED COMPANY

The Company paid some expenses for an affiliated company, IBMC in which the Company’s significant shareholder, Frank Yuan is also a major shareholder.  There is no written note for the payments made for IBMC.

NOTE 4 – ISSUABLE CONVERTIBLE PREFERRED STOCK

On August 13, 2007 ASAP Show, Inc. (“ASAP Show”) acquired the outstanding capital stock of Sino-American Petroleum Group, Inc., a Delaware corporation (“Sino-American Petroleum”).  In connection with the closing of the acquisition (the “Merger”) on August 13, 2007, ASAP Show issued to the shareholders of Sino-American Petroleum 200,000 shares of Series A Preferred Stock, which will be convertible into 569,348,000 shares of common stock  and Huakang Zhou, Xiaojin Wang and Xiao Hu purchased 100,000 shares of Series A Preferred Stock for $600,000.  The 100,000 shares will be convertible into 284,674 shares of common stock.  The three purchasers assigned their interest in most of the Series A Preferred shares to other individuals, none of whom acquired sufficient shares to be a controlling shareholder of ASAP Show. As of May 31, 2007, The Company has received a deposit of $400,000 as part of $600,000 total purchase price for 300,000 shares of convertible preferred stock.

NOTE 5 - LINE-OF-CREDIT FROM SHAREHOLDER AND LOAN PAYABLE

The Company has an unsecured revolving line-of-credit (the "Line") from Frank Yuan, the Company's Chief Executive Officer, and certain family members which expires on August 1, 200 8 ~~7~~ and provides for borrowings up to a maximum of $1,300,000, as amended. The Line carries an interest rate of 10.0% per annum. The balance as of May 31, 2007 was $1,028,307, and the accrued and unpaid interest was $12,185.

During fiscal 2007 and 2006, the Company incurred interest totaling $99,676 and $82,000 in connection with the Line.

NOTE 6 - INCOME TAXES

Income tax expense for the year ended May 31, 2007 and May 31, 2006 differed from the amounts computed by applying the U.S. Federal income tax rate of 34 percent to the loss before income taxes as a result of the following:

                                                     2007         2006
                                                 ---------   -----------
Computed "expected" tax benefit                   $(199,200)  $  (233,000)

Adjustment in income taxes resulting from:
   Change in valuation allowance                   211,400       326,000
   Deferred revenue                                 22,800       (22,000)
   State and local income taxes, net of
      federal effect                               (34,200)      (40,000)
   Tax attributes of C-ME not
      retained by the Company                           -              -
   Other                                                -        (30,200)
                                                 ---------   -----------

                                                 $     800   $       800
                                                 =========   ===========

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at May 31, 2007 are presented below:

Deferred tax assets: Net operating loss carry forwards $ 233,400 Other (22,000)

----------- 211,400 Less valuation allowance (211,400) ----------- Net deferred tax assets $ -- ===========

NOTE 7 - INCOME TAXES (CONTINUED)

As of May 31, 2007, the Company had Federal and state net tax operating loss carry forwards of approximately $1,270,700 available to offset future taxable income, respectively. The carry forwards expire in varying amounts through 2027.

NOTE 8 - SHAREHOLDERS' DEFICIT

Options and Warrants

The Company does not have a stock option plan or any options or warrants issued and outstanding as of May 31, 2007.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company leases office space under month to month lease agreement with its CEO Frank Yuan, an arms length transaction. The lease provides for monthly lease payments

Litigation

The Company filed a lawsuit against Maureen Storch ("Storch"), Katherine Li ("Li"), Cherry Wang ("Wang") and Global Nexus, Inc., a California Corporation ("Global"), (collectively the four defendants referred to as "Defendants") in the Superior Court of the State of California, County of Los Angeles on February 23, 2006. The claims by the Company against Storch, Li, Wang and Global arose out of certain activities undertaken by them as consultants or employees of the Company. The Company alleges, among other things, that Defendants failed to fulfill their contractual obligations and breached their fiduciary duties to the Company for a number of reasons, including by breach of contract, interference with contract, interference with prospective economic advantage, unfair competition and misappropriation of trade secrets. The Company seeks compensatory damages and injunctive relief.

Mediation was conducted per court order on August 15, 2006. As a result, a global settlement was reached on the same date. In essence, the defendant, Global, agreed to pay certain dollar amount per booth sold until the settlement total amount is reached. If Global fails to pay amounts earned by the Company, Maureen Storch and Katherine Li will be personally liable for such payment. Pursuant to the Settlement Agreement, the entire action (complaint and cross-complaint) was dismissed with prejudice on September 25, 2006.

~~NONE~~

ASAP SHOW, INC.

NOTES TO FINANCIAL STATEMENTS
 MAY 31, 2007 AND 2006

NOTE 10 - BUSINESS SEGMENTS

Reportable business segments as of and for the year ended May 31, 2007 and May 31, 2006 were as follows:

--------------------------------------------------------------------------------
                                                      2007            2006
                                                  -----------     -----------

Revenues:
    Transaction sales                             $   282,814     $   304,414
    Trade shows                                     1,282,801       1,372,748
    Buying trips                                       37,958         316,009
                                                  -----------     -----------
                                                  $ 1,603,573     $ 1,993,171
                                                  ===========     ===========
Income (loss) from operations:
    Transaction sales                             $    31,963     $    41,337
    Trade shows                                      (542,539)       (640,173)
    Buying trips                                       20,090         191,113
    Corporate                                              --        (194,397)
                                                  -----------     -----------
                                                  $  (490,486)    $  (602,120)
                                                  ===========     ===========
Identifiable assets:
    Transaction sales                             $        --     $        --
    Trade shows                                         98,230          98,230
    Buying trips                                        10,480          10,480
                                                  -----------     -----------
                                                  $   108,710     $   108,710
                                                  ===========     ===========

Net sales as reflected above consist of sales to unaffiliated customers only as there were no significant intersegment sales during the years ended May 31, 2007 and May 31, 2006. There were no significant capital expenditures during fiscal 2007 or 2006.

There was no significant concentration on net segment sales for the year ended May 31, 2007 and May 31, 2006.

Trade Show revenue relates to the Company's Las Vegas, Nevada, and China show.